March 7, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (858) 277-3448

Mr. Randall Jones
Chief Financial Officer
Dalrada Financial Corporation
9449 Balboa Avenue, Suite 210
San Diego, CA  92123

      Re:	Dalrada Financial Corporation
      Form 10-KSB for the year ended June 30, 2005
      Filed October 13, 2005
      File No. 000-12641

Dear Mr. Jones:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2005

Financial Statements and Notes

Consolidated Statement of Cash Flows, page F-7

1. Please explain to us the principal differences in the reconciling item "gain resulting from reconciliation of payroll liabilities to taxing authorities" reflected here and the amount recorded in your statement of operations.



Note 6, Debt
Convertible Debentures, page F-24

2. We note that your convertible debentures are in default since you have not registered the underlying shares. Please advise us of, and revise your disclosure in future filings to discuss the registration rights agreement and clearly outline its requirements and the related damages that may be incurred. Discuss the amount of damages incurred to date, if any, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of your option to settle such damages in shares, if applicable. Disclose the amount of damages accrued in the accompanying financial statements, if any, and specify the line items where the damages have been or will be reported. Please show us how you will revise your disclosure in response to this comment.

3. You provide a summary of the terms associated with the issuance of each convertible debenture but it is not clear which debentures have been converted into shares of your common stock and which debentures are currently outstanding. Please revise your disclosure in future filings to identify the specific convertible debentures converted during each of the periods as well as the convertible debentures that are currently outstanding as of the latest period.

4. Please tell us how you have applied the guidance in paragraphs
12
- 32 of EITF 00-19 in evaluating whether the conversion features of the convertible notes payable are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. While conventional convertible debt typically qualifies for the scope exception in paragraph 11(a) of SFAS 133, your debentures are convertible into a variable number of shares (at the rate of the lesser of a specific per share amount or 70% of an average trading price of your common stock). Thus, the debt is not conventionally convertible and does not appear to qualify for the scope exception from the provisions of SFAS 133. As such, it appears the debt conversion feature should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value, with changes in fair value recorded in earnings. Please also tell us how you plan to account for the newly issued convertible debentures and warrants disclosed in your Form 8-K filed on February 24, 2006 since these appear to contain similar conversion features and registration rights.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Randall Jones
Dalrada Financial Corporation
March 7, 2006
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